BRITISH COLUMBIA
ONTARIO

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

   RepliCel Life Sciences Inc. (the “Company”)
   Suite 2020 – 401 West Georgia Street
   Vancouver, BC V6B 5A1

Item 2.	Date of Material Change

   January 10, 2014

Item 3.	News Release

   News Release was disseminated via Marketwired on January 9, 2014.

Item 4.	Summary of Material Change

                               The Company announced that its common shares are anticipated to commence trading on the TSX Venture Exchange (the “TSXV”) on January 13, 2014 as a Tier 1 issuer

Item 5.	Full Description of Material Change

5.1          Full Description of Material Change

The Company announced that its common shares are anticipated to commence trading on the TSXV on January 13, 2014 as a Tier 1 issuer.  The Company will trade under its current trading symbol “RP”. To ensure continued and seamless trading for the Company’s shareholders, the Company’s common shares will be delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014 and will commence trading on the TSXV at market open on January 13, 2014.

5.2          Disclosure for Restructuring Transactions

    N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

   Not Applicable.

Item 7.	Omitted Information

   Not Applicable.

Item 8.	Executive Officer

   David Hall, President and Director 604.248.8730

Item 9.	Date of Report

   January 9, 2014